UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-66679


10035247

Information Required [illegible] Pursuant to Section 17 of the Securities Exc[illegible] Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citi~~corp~~ group Derivatives Markets Inc. (Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Wall Street
(No. and Street)

New York (City) N.Y. (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-657-8435
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first. middle name)*

345 Park Ave. (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report* be covered by *the opinion of an independent public accountant must* be *supported* by *a statement of facts and circumstances relied on as the basis for the exemption.* See *Section 240. 17a-5(e)*(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

February 26, 2010

State of New York)
) ss:
County of New York)

I do hereby affirm that to the best of my knowledge and belief, the attached financial statements as of December 31, 2009 and supplementary schedule are true and correct, and that neither Citigroup Derivatives Markets Inc. (the Company) nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached financial statements as of December 31, 2009 and supplementary schedule will promptly be made available to the Company members and allied members whose signatures do not appear below.



Ramsey Saliba
Chief Financial Officer



Subscribed and sworn to before me
this 26 day of February 2010

MARGUERITE L. LEBON
Notary Public, State of New York
No. 41-4938815
Qualified in Queens County
Commission Expires July 26, 2010

CITIGROUP DERIVATIVES MARKETS INC.

(A wholly owned subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2009

(Dollars in thousands, except share data)

Assets		
Cash	$	3,096
Financial instruments owned and contractual commitments, at fair value:		
Exchange-traded options		164,710
Equity securities		2,475,835
		2,640,545
Receivable from affiliates		10,180
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $30,290		7,800
Other assets		47,059
	$	2,708,680
Liabilities and Stockholder's Equity		
Liabilities:		
Short-term borrowings with affiliates	$	439,883
Deposits received for securities loaned		204
Financial instruments sold, not yet purchased, and contractual commitments, at fair value:		
Exchange-traded options		193,796
Equity securities		561,316
		755,112
Payables to brokers and dealers		1,137,290
Payables to affiliates		11,783
Payables and accrued liabilities		18,518
Subordinated indebtedness to CGMHI		50,000
Total liabilities		2,412,790
Stockholder's equity:		
Common stock ($.001 par value. Authorized 1,000 shares; issued and outstanding 100 shares)		—
Additional paid-in capital		123,717
Retained earnings		172,173
Total stockholder's equity		295,890
Total liabilities and stockholder's equity	$	2,708,680

See accompanying notes to financial statements.